UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

HEMLOCK FEDERAL FINANCIAL CORP (Name of Issuer)
Common Stock, .01 par value (Title of Class of Securities)
423666-10-6 (CUSIP Number)
Maureen G. Partynski, Chairman & CEO
Hemlock Federal Financial Corp
5700 West 159 Street
Oak Forest, IL 60452
708-687-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 423666-10-6

1.	Names of Reporting Persons. Joseph H. Moss I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 82,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock, .01 par value per share Hemlock Federal Financial 5700 West 159 Street Oak Forest, IL 60452

Item 2. Identity and Background.

(a)

Name:  Joseph H. Moss, whose occupation is a registered investment advisor, through
         Joseph H. Moss, Inc., which has its business address at 210 Interstate North
         Parkway, Suite 700, Atlanta, GA 30339. During the last five years, Mr. Moss has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Moss has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Moss is a citizen of the United States of
         America.

(b)	Residence or business address: 210 Interstate North Parkway Suite 700 Atlanta, GA 30339

(c)	Present Principal Occupation or Employment: Registered Investment Advisor

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration: Mr. Moss purchased 11,000 additional shares for consideration of $276,100 with personal funds during a period ending June 14, 2002.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Moss has purchased all shares for investment purposes and currently holds such shares for investment purposes. Depending on market conditions and other factors, Mr. Moss may purchase additional shares of Common
         Stock of the Company in the open market or in private transactions, if appropriate opportunities to do so are available, on such terms and conditions and at such times as he considers appropriate. Mr. Moss intends to continually review his investment in the Company and may at any time change his present course of action through the purchase or disposition of shares of Common Stock.
         Mr. Moss does not currently intend to acquire the Company or to control the management and policies of the Company.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Mr. Moss has no present plans or proposals that relate to this.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Moss has no present plans or proposals that relate to this.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Mr. Moss has no present plans or proposals that relate to this.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Mr. Moss has no present plans or proposals that relate to this.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Mr. Moss has no present plans or proposals that relate to this.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Mr. Moss has no present plans or proposals that relate to this.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Mr. Moss has no present plans or proposals that relate to this.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Mr. Moss has no present plans or proposals that relate to this.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Mr. Moss has no present plans or proposals that relate to this.
(j) Any action similar to any of those enumerated above.
Mr. Moss has no present plans or proposals that relate to this.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Moss is the beneficial owner of an aggregate of 82,000 shares of
         Common Stock of the Company and has sole voting and investment power with respect thereto. Based upon information obtained the Company had
         973,180 shares of Common Stock outstanding at March 2002. Based on that reported number of shares outstanding, Mr. Moss has beneficial ownership of approximately 8.3% of the outstanding shares of Common
         Stock.

(b)	Mr. Moss has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 82,000 shares of Common Stock.

(c)	Mr. Moss purchased all 82,000 shares of Common Stock from retail brokerage firms.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as directed above, to the best of Mr. Moss, there are no contracts, arrangements, understandings or relationships (legal or otherwise).

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Item 7. Material to be Filed as Exhibits. Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2002
Joseph H. Moss
By:	/s/ Joseph H. Moss Joseph H. Moss

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